Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CIRQ PLUS, INC.
1475 N. Scottsdale Rd, Suite 100
Scottsdale, AZ 85257
www.cirqplus.com

Up to $1,069,991.55 in Series B Common at $9.55
Minimum Target Amount: $9,998.85

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: CIRQ PLUS, INC.
Address: 1475 N. Scottsdale Rd, Suite 100, Scottsdale, AZ 85257
State of Incorporation: DE
Date Incorporated: December 02, 2016

Terms:

Equity

Offering Minimum: $9,998.85 | 1,047 shares of Series B Common
Offering Maximum: $1,069,991.55 | 112,041 shares of Series B Common
Type of Security Offered: Series B Common
Purchase Price of Security Offered: $9.55
Minimum Investment Amount (per investor): $382.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

<u>Investment Incentives and Bonuses*</u>

Time-Based:

24 Hrs Super Early Bonus (Limited Time)

Invest within the 24 hours and receive an additional 15% bonus shares

48 Hrs Super Early Bonus (Limited Time)

Invest within the next 48 hours and receive an additional 12% bonus shares

72 Hrs Limited Bonus

Invest within the first 72 hours and receive an additional 10% bonus shares

First Week Exclusive Bonus

Invest within the first week and receive an additional 8% bonus shares

2nd Week Exclusive Bonus

Invest within the first two weeks and receive a 6% bonus shares.

1st Month Exclusive Bonus

Invest within the first month (31 days) and receive a 4% bonus shares.

AMOUNT-BASED:

$2,500+

Protector Perk

Receive 3% bonus shares

$5,000+

Shield Perk

Receive 5% bonus shares

$10,000+

Guardian Perk

Meeting with Founders and Team + 7% bonus shares

$30,000+

Champion Perk *+ 10% bonus shares*

Donate a CBOT disinfecting robot to a commercial installation of your choice, such as a classroom, office, or senior living facility to provide frontline protection from pathogens. The CIRQ+ team will personally travel and install into the location and provide training. CBOT is named after you along with a dedication plaque engraved with your name at installation. Logistics to be determined. Disinfectant not included.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Cirq Plus, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Common Stock at $9.55 / share, you will receive 10 additional shares of Series B Common Stock, meaning you'll own 110 shares for $955. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

CIRQ Plus, Inc. ("Cirq+" or the "Company") is a corporation organized under the laws of the state of Delaware, has created an industry-leading, smart, automation platform that modernizes aging, commercial properties, finally bringing them into the 21 century. In the wake of the COVID-19 pandemic, CIRQ+ extended its platform capabilities and developed to our knowledge CBOT, the world's first IoT autonomous disinfection robot that eliminates dangerous pathogens without manual labor, helping protect people and creating healthier, safe spaces for all.

CIRQ+'s business model at its core instantly modernizes commercial properties by coupling its patented AI Cloud controlling a modular Smart Room tech hub that intelligently manages an IoT mesh network of sensors and devices to streamline operations. This creates, to our knowledge, an industry-first freestanding Energy Management System that can save properties 25 – 50% on energy costs while cutting down carbon emissions.

When COVID-19 devastated businesses across the nation, CIRQ+ leveraged its AI platform to launch CIRQ+CLEAN and CBOT, developing to our knowledge, the world's first IoT Autonomous Touchless disinfecting robot, to establish a higher standard of cleaning protocols for commercial properties. CBOT navigates through spaces electrostatically spraying without manual labor, helping reduce the risk of people being exposed to highly contagious pathogens creating healthier, safe spaces for all today and in the future.

CIRQ Plus, Inc. is a Delaware C-Corporation that is headquartered in Arizona. CIRQ Plus, Inc. is currently operating in the pre-revenue stage of development. It was formed in 2016 when its principal shareholder ATOM Innovations + Development, Inc. spun off a portion of its assets to form CIRQ Plus, Inc.

ATOM Innovation (ATOM) is a full-service research and development firm that conceived and validated the concept of a modular Smart Room platform and robotic disinfecting robot. ATOM spun out CIRQ+ in Dec 2016 establishing it as a Delaware Corp with a separate management team. ATOM is the largest investor to date and has extended a line of credit for CIRQ+ that provides an additional means of managing expenses and operating costs.

ATOM has 1 board seat. Patents are licensed to CIRQ+ to develop, market, and sell worldwide exclusively. CIRQ+ has all rights under the terms to IP developed by ATOM for existing and new patents related to the application and field of use as each innovation is created. Additionally, CIRQ+ has operated under bootstrapped philosophy of simplicity and flexibility during the early stages allowing the company to maximize investment dollars while minimizing overhead.

CIRQ PLUS has 6 significant and broad patents: 10,021,801 (Utility- Modular Hub / System) -10,383,170 (Method Business Energy Management System / Guest Experience) - 10,736,176 (Method Utility / Energy Managements / IoT Devices / Energy Savings) 11,064,565 (Method Voice Personification) Multiple have allowed claims and are pending issued number. Method Voice Assistant Disabling / Data Capture. There are multiple other patents in process at different stages.

Competitors and Industry

CIRQ+ unified technology platform with two unique offerings, the commercial Smart Room and Autonomous Disinfecting Robot both managed through AI/Cloud controls.

ROBOTIC DISINFECTION

The Robotic Disinfectant market is projected to reach **$3.3 billion USD by 2026,** registering a CAGR of **36.4%** forecast period (2021 – 2026). The COVID-19 pandemic has severely impacted the majority of global industries. However, disinfectant robots have experienced a massive increase in demand due to the ongoing challenges facing properties and facilities, including ineffective manual cleaning practices, workforce shortages, increased wages, and exposure to the highly contagious and deadly virus.

As a result of the COVID-19 pandemic, robots have become an increasingly important part of deploying new cleaning routines in a commercial buildings. The pandemic has highlighted the importance of automation and accelerated the importance of robotic technology. Based on ECRI Institute's SELECTplus pricing database, Bioquell's Q-10 HPV system $47,000 USD, Xenex UV-C system $81,000 USD, and the TRU-D UV-C system $125,000 USD. Note that most of these solutions are **NOT** autonomous robots platforms but stationary carts or stations that require humans to manually move and set up to initiate space treatments.

With CIRQ+ CBOT advantages is that the system is genuinely autonomous controlled through scheduled routines. This front-line solution is an affordable robotic platform that eliminates pathogens without manual labor resulting in electrostatically spraying consistent, repeatable, and uniform treatments through spaces. Enhanced protocols with CBOT can deliver real-time monitoring, reliable autonomous disinfection, and reporting helping reduce the risk of human exposure to the deadly virus while delivering healthier and safer spaces for all.

COMMERCIAL SMART AUTOMATION

The US commercial building automation systems market will reach **$6.63 billion USD by 2026**, registering a CAGR of 6.31% forecast period (2021-2026). These systems control technologies within facilities, including lighting, HVAC, security, and connectivity through connected and monitored devices. Energy Management Systems have become a growing emphasis on addressing spiraling utility costs, driving the rapid adoption of automation systems within the commercial markets.

The US Department of Energy estimates that the commercial and industrial building sector accounts for approximately 76% of the country's electricity consumed. This results in considerable amounts of greenhouse gas (GHG) emissions, making it essential to reduce energy consumption in buildings to reduce emissions.

Some of the top competitors are Honeywell, Schneider Electric, and Emerson. These companies have traditionally offered costly and complex systems ($5,000 – 20,000 / room) that are hard-wired typically concealed within walls, floors, and ceilings installed into new construction or during the remodeling of buildings. This makes it impractical or costly to retrofit existing buildings that do not have Smart Systems.

CIRQ+ advantages are that its patented platform integrates the leading wireless protocols, Wi-Fi, Zigbee, Zwave, and Bluetooth, creating a mesh network connecting sensor and IoT devices. This delivers an affordable (<$1,000 / Room) modular and future-proofed solution that can be retrofitted in a typical space in 60 minutes or less with no downtime of lost revenue, helping save **25-50% on energy costs** and in turn reducing greenhouse gases and emissions.

Current Stage and Roadmap

Current Stage

CIRQ+ has secured a broad and well-protected patent portfolio for its unified technology platform. The company has pre-production units for both the Smart Room system and CBOT disinfecting robots going into installations across the country. These are part of further market validation of the technology platform as CIRQ+ has signed 2 LOI's with major corporations totaling approximately $40M in anticipated partnership commitments.

Road Map

Future Forward: For the company's commercial smart room system, there are many market-altering features and innovations in progress to reinforce the leading capabilities of the platform further. These will enhance the user experience advance the connectivity and comfort controls while extending the free-standing energy management system to help properties reduce carbon emissions while increasing profits by saving money.

When one event, the COVID-19 pandemic, hit our country and world, the CIRQ+ team leveraged its powerful AI/Cloud and technology platform developing CBOT, to our knowledge is the world's first IoT disinfecting robot to protect people against pathogens and provide confidence to return to buildings safely.

Launching an affordable robotic platform can place CIRQ+ in a first-mover position to define industry standards that will establish the company as the premier frontline commercial solution that delivers a reliable and genuine autonomous disinfecting platform that will protect people today and in the future.

Building on the success of CBOT and the economies of scale, the team of technologists and innovators are developing a deep roadmap of follow-on innovations to extend the automation and robotics capabilities of the platform, further reinforcing the company as a leader in Smart and Clean Tech automation.

These future innovations include additional technology solutions that have been validated through extensive global research. By utilizing its extensive research and development experience to identify daily challenges commercial properties face, CIRQ+ will continue to produce compelling new robotics solutions arising from the necessity created by staff shortages, skyrocketing operating costs, and accelerating adoption rates of robotic solutions for commercial purposes. This collective strategy will drive the company value by creating breakthrough solutions that leverage the CIRQ+ platform to continue streamlining building operations while helping them keep up with the ever-shifting demands brought on by time, technology, and tech-savvy user for years to come.

The Team

Officers and Directors

Name: Yani Deros

Yani Deros 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: December 02, 2016 - Present
  Responsibilities: Executive leadership of corporate operations, partnerships, fundraising, and development. He works approximately 60-80 hours a week with a deferred salary and no equity compensation in place. With a successful next round of financing that could include the StartEngine campaign, Yani will begin receiving a salary of $125,000 annually.

- **Position:** Chairman of the Board
  Dates of Service: December 02, 2016 - Present
  Responsibilities: Making decisions on the direction for the organization, approving organizational policies and planning, supply management guidance, monitoring financial goals and objectives.

Other business experience in the past three years:

- **Employer:** ATOM Innovation + Product Development
  Title: President
  Dates of Service: March 03, 2003 - Present
  Responsibilities: Providing input on the product development effort for the company. Yani works approximately 20-25 hours a weeks with a salary of $75,000 annually.

Name: Jodi Deros

Jodi Deros's current primary role is with ATOM Innovation + Product Development. Jodi Deros currently services 30 - 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  Dates of Service: December 02, 2016 - Present
  Responsibilities: Leading the marketing, branding, and advertising efforts for the company. Jodi works approximately 20-25 hours per week with a deferred salary with no equity compensation.

- **Position:** Board of Directors
  Dates of Service: December 02, 2016 - Present
  Responsibilities: Provide direction for the company, establish policies and governance, monitor finances, organization planning, support CEO

Other business experience in the past three years:

- **Employer:** ATOM Innovation + Product Development
  Title: CEO, VP, and Managing Director
  Dates of Service: March 03, 2003 - Present
  Responsibilities: Leading company operations, branding, graphics effort for the company. She works approximately 30 - 40 hours a week with a salary of $75,000 annually.

Name: Richard Walsh

Richard Walsh's current primary role is with Travel Marketing Dynamics. Richard Walsh currently services 30-40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: April 04, 2016 - Present
  Responsibilities: Business strategy and partnerships, Outbound, Marketing, Customer relations. Richard works 8-10 hours a week. Salary is deferred but with equity compensation.

Other business experience in the past three years:

- **Employer:** Travel Marketing Dynamics
  Title: CEO / Founder
  Dates of Service: February 06, 1995 - Present
  Responsibilities: Develop custom strategies for hotels transitioning into technology solutions. He works 30-40 hours a week.

Name: Anton Steenman

Anton Steenman's current primary role is with Elite Pacific, LLC dba Corcoran Pacific Properties. Anton Steenman currently services 40 Hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: June 15, 2017 - Present
  Responsibilities: Provide direction for the company, establish policies and governance, monitor finances, organization planning, support CEO. Hours worked are minimal and vary based on board or corporate meetings. This position has no salary compensation and has equity compensation.

Other business experience in the past three years:

- **Employer:** Kitu Systems, Inc.
  Title: Non Executive Director
  Dates of Service: June 08, 2015 - Present
  Responsibilities: Company overview, policies, guidance and strategy

Other business experience in the past three years:

- **Employer:** Elite Pacific, LLC dba Corcoran Pacific Properties
  Title: President & CEO
  Dates of Service: June 11, 2018 - Present
  Responsibilities: Overseeing responsibilities for day-to-day operations across all lines of the real estate rentals and brokerage business. Includes investment priorities, revenue growth, profitability and strategy

Other business experience in the past three years:

- **Employer:** Mcintyre Capital Partners, LLC
  Title: Managing Director
  Dates of Service: September 14, 2020 - Present
  Responsibilities: Managing Director; Contract position. Provided capital formation, buy-side, and sell-side mergers & acquisitions advisory.

Other business experience in the past three years:

- **Employer:** Upside Partners, Inc.
  Title: Non Executive Director
  Dates of Service: October 01, 2021 - Present
  Responsibilities: Board member and strategic adviser.

Other business experience in the past three years:

- **Employer:** Choice Capital Management, LLC
  Title: President
  Dates of Service: September 01, 2014 - Present
  Responsibilities: Involved in managing private investment firm in a variety of industries including technology and real estate.

Name: Nipun Patel

Nipun Patel's current primary role is with Venus Group, Inc.. Nipun Patel currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: September 24, 2018 - Present
  Responsibilities: Provide direction for the company, establish policies and governance, monitor finances, organization planning, support CEO. Hours worked are minimal and vary based on board or corporate meetings. This position has no salary compensation.

Other business experience in the past three years:

- **Employer:** Venus Group, Inc.
  Title: Director, Strategy & Innovation
  Dates of Service: May 08, 2017 - Present
  Responsibilities: Oversee and direct company strategic initiatives, partnerships and innovations.

Name: Doug Fiscella

Doug Fiscella's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Corporate Development
  Dates of Service: October 11, 2021 - Present
  Responsibilities: Doug is full time working 40+ hours a week. Compensation is deferred. With a successful next round of financing that could include the StartEngine campaign, Doug will begin receiving a salary of $100,000 annually.

Other business experience in the past three years:

- **Employer:** BBSI
  Title: Area Manager - Vice President
  Dates of Service: January 03, 2020 - August 31, 2021

Responsibilities: Working with companies to reduce risk while increasing operational efficiencies and profitability.

Other business experience in the past three years:

- **Employer:** CleanRoom Resources
  Title: Owner
  Dates of Service: January 01, 2017 - December 31, 2019
  Responsibilities: Marketing, sales and US distribution for Exyte Technology (formerly M+W Product's) ceiling grids and fan filter units as well as being the US Construction partner for Valutek contamination control products.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. These are the risks that relate to the Company: An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational Smart Room industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series B Common Stock in the amount of up to $1,069,991.51 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financing's in the future, which may reduce the value of your investment in the Series B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Series B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have n1uch better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are reliant on one main type of service
A number of our current services are variants of one type of service, providing a platform for commercial automation and robotic services. Our revenues are therefore dependent upon the market for commercial properties and installations.

We may never have an operational product or service
It is possible that there may never be an operational product(s), services or that the product(s) may never be used to engage in transactions. It is possible that the failure to release the product(s) and or its service(s) is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only produced various levels of prototype and pre-production prototypes for our smart room system and robot system for demonstration and Pilot installations. Delays or cost overruns in the development of our technology and failure of the product(s) to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, regulatory hurdles, or acts of God such as pandemics or similar events. Additionally, there may be unexpected supply line challenges or delays that can impact the manufacturing, shipping, fulfillment, and support of the products the Company sells. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Series B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with other companies that range from startups to larger, established corporations who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
The Company was formed on December 2, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results

as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue but has a series of Letters of Intents from large corporations that the company is working to convert into Purchase Orders and revenue. If you are investing in this company, it's because you think that the Company has products or services offerings are good ideas, have the core team that will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property portfolio. The company has license and exclusive worldwide rights to six patents. The company owns its trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our patent portfolio that includes a broad method and utility patents with additional in process or pending. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute multi-year litigation with an uncertain outcome; or because we believe that the cost of

enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, sales, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on our company could harm our reputation and materially negatively impact our financial condition and business.

Customer expectations are unknown

Because a large number of things monitored and controlled by the Company have not been interfaced before, there is no past customer experience for context. While the Company may deliver data that is factually correct, its context is unknown because the customer has not previously had that data point.

Macroeconomic pressures in the markets in which we operate, including, but not limited to, the effects of COVID-19 may adversely affect consumer spending and our financial results.

To varying degrees, our products are sensitive to changes in macroeconomic conditions that impact customer spending. As a result, our customers may be affected in many different ways, including for example: • whether or not they make a purchase; • their choice of brand, model or price-point; and • how frequently they upgrade or replace their technology and systems. Real GDP growth, consumer confidence, the COVID-19 pandemic discussed in the following risk factor, inflation, employment levels, oil prices, interest rates, tax rates, housing market conditions, foreign currency exchange rate fluctuations, costs for items such as fuel and food and other macroeconomic trends can adversely affect consumer demand for the products and services for some of our customers. Geopolitical issues around the world and how our markets are positioned can also impact the macroeconomic conditions and could have a material adverse impact on our financial results.

The impact of the COVID-19 pandemic may have an adverse effect on our business and our financial results.

The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. The COVID-19 pandemic has had and is expected to continue to have an adverse effect on our business and financial performance. The extent of the impact of the COVID-19 pandemic, including our ability to execute our business strategies as planned, will depend on future developments, including the duration and severity of the pandemic, which are highly uncertain and cannot be predicted. Concerns have rapidly grown regarding the outbreak of COVID-19. Consumer spending generally may also be negatively impacted by general macroeconomic conditions and consumer confidence, including the impacts of any recession, resulting from the COVID-19 pandemic or other economic events. This may negatively impact sales. The COVID-19 pandemic could impact our supply chain for products we sell, particularly as a result of mandatory shutdowns in locations where our products are manufactured or held for distribution. We could also see significant disruptions of the operations of our logistics, service providers, delays in shipments and negative impacts to pricing of certain of our products. In addition, we have incurred, and will continue to incur costs in our response to the pandemic that we expect will be significant in total, including, but not limited to, costs incurred to implement operational changes adopted in response to the COVID-19 pandemic and certain payments to or other costs to employees who were not working as a result of the pandemic. If we do not respond appropriately to the pandemic, or if customers do not perceive our response to be adequate for a particular region or our company as a whole, we could suffer damage to our reputation and our brand, which could adversely affect our business in the future. The COVID-19 pandemic could also adversely affect our liquidity and ability to access the capital markets. Uncertainty regarding the duration of the COVID-19 pandemic may adversely impact our ability to raise additional capital, or require additional capital, or require additional reductions in capital expenditures that are otherwise needed to implement our strategies.

Our performance depends on successful improvements to our existing products and commercialization of new products.

The markets in which we operate are characterized by rapid change and technological innovation. Our performance depends on the successful commercialization of new products that reflect and respond to changes in the marketplace, technology and customer demands. Our core products compete in markets characterized by technological advances, changing delivery models, evolving standards and frequent new product introductions and enhancements. The development and introduction of new disinfectants, and delivery methods, as well as different business models, is complex with many technology, potential regulatory and legal hurdles. We cannot assure you we can successfully develop and implement such platforms or models or that our customers will accept them. Our products require capital commitment, planning, design, development testing, and implementation. Our CIRQ+, CBOT, and Edge Device products provide hotels, academic institutions, hospital and ambulatory surgical center administrators a touchless delivery method for disinfecting rooms and areas through touchless delivery method that eliminates human interaction in order to be administered so these institutions, as well as others, can provide their guest, clients, patients, employees and other constituents with a safe and clean environment. We may need to spend more time and money than anticipated to develop and introduce new products or enhancements. We may not be able to recover all or a meaningful part of our investment. New products may adversely impact orders and sales of our existing products or make them less desirable or even obsolete. In addition, certain costs, including research and development for product development, associated with new products may be disproportionately greater than the costs associated with other products, and if we are unable to lower these costs over time, our operating results could be adversely affected. Our ability to successfully develop and introduce new products and product enhancements depends on our ability to:• properly identify and respond to customer needs; • demonstrate the value proposition of new products; • timely and efficiently comply with internal quality assurance systems and processes; • limit the timing and cost of regulatory approvals; • price our products competitively and profitably; • accurately predict and control costs associated with inventory overruns or shortages caused by phase-in of new products and phase-out of old products; • manufacture, deliver and install our products in sufficient volumes on time, and accurately predict and control costs associated with manufacturing, installation, warranty and maintenance of the products; and • manage customer demands for new and old products, and optimize complementary product lines and services.

Since we will recognize revenue from subscriptions for our SaaS solutions, downturns or upturns in our SaaS business may not be immediately reflected in our operating results.

We will recognize SaaS related revenue from customers ratably over the terms of their subscription agreements. As a result, most of the revenue we will report in each quarter relating to our SaaS products is the result of subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter may not be reflected in our revenue results for that quarter. Any such decline, however, could negatively impact our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our SaaS solutions, and potential changes in our attrition rate, may not be fully reflected in our results of operations until future periods.

If our customers do not renew their subscriptions for our services or reduce the number of paying subscriptions at the time of renewal, our revenue could decline and our business may suffer. If we cannot accurately predict subscription renewals or upgrade rates, we may not meet our revenue targets, which may adversely affect the market price of our common stock

Our customers have no obligation to renew their subscriptions for our services after the expiration of their contractual subscription period, which is typically twelve months, and in the normal course of business, some customers have elected not to renew. In addition, our customers may renew for fewer subscriptions, renew for shorter contract lengths, or switch to lower cost offerings of our services. It is difficult to predict attrition rates given our varied customer base of enterprise and small and medium size business customers and the number of multi-year subscription contracts. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers' spending levels, mix of customer base, decreases in the number of users at our customers, competition, pricing increases or changes and deteriorating general economic conditions. Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts that are targeted at senior management. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions and that our customers do not react negatively to any price changes related to these additional features and services. If customers do not renew their subscriptions, do not purchase additional features or enhanced subscriptions or if attrition rates increase, our business could be harmed.

Defects or disruptions in our services could diminish demand for our services and subject us to substantial liability.

Because our services are complex and incorporate a variety of hardware, proprietary software and third-party software, our services may have errors or defects that could result in unanticipated downtime for our subscribers and harm to our reputation and our business. Cloud services frequently contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found defects in, and experienced disruptions to, our services and new defects or disruptions may occur in the future. Such defects could also create vulnerabilities that could inadvertently permit access to protected customer data. In addition, our customers may use our services in unanticipated ways that may cause a disruption in services for other customers attempting to access their data. Since our customers use our services for important aspects of their business, any errors, defects, disruptions in service or other performance problems could hurt our reputation and may damage our customers' businesses. As a result, customers could elect to not renew our services or delay or withhold payment to us. We could also lose future sales or customers may make warranty or other claims against us, which could result in an increase in our allowance for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Industry-specific regulation and other requirements and standards are evolving and unfavorable industry-specific laws, regulations, interpretive positions or standards could harm our business.

Our customers and potential customers conduct business in a variety of industries including travel and hotels, public and private academic institutions, financial services, the public sector, healthcare and many other industries that have high concentration of people gathered in a location. Regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding workforce policies, travel policies, and attendance policies as it relates to their underlying operations. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit our customers' use and adoption of our services and reduce overall demand for our services.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
ATOM, Inc.	2,000,000	Series A Common	93.63%

The Company's Securities

The Company has authorized Preferred Stock, Series A Common, Series B Common, Convertible Notes 1 - DATJN CIRQ, Convertible Note 2 - Desmond Smith, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 112,041 of Series B Common.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

1 Vote per share

Material Rights

There are no material rights associated with Preferred Stock.

Series A Common

The amount of security authorized is 5,000,000 with a total of 2,000,000 outstanding.

Voting Rights

Voting rights: 10 Votes for each share

Material Rights

Series B Common

The amount of security authorized is 10,000,000 with a total of 1,361,378 outstanding.

Voting Rights

1 Vote per share. Please see Material Rights for further information.

Material Rights

The total amount outstanding includes 340,525 of Series B Common shares to be issued pursuant to stock options, reserved but unissued.

Convertible Notes 1 - DATJN CIRQ

The security will convert into Series b common and the terms of the Convertible Notes 1 - DATJN CIRQ are outlined below:

Amount outstanding: $500,000.00
Maturity Date: April 11, 2022
Interest Rate: 5.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: Company raises an aggregate of at least two million dollars (excluding the issuance or conversion of the Notes).

Material Rights

If a Qualified Financing (defined below) occurs prior to the Maturity Date ("Automatic Conversion Date"), all principal of and accrued interest on the Notes shall automatically and mandatorily convert into the type of security issued in such Qualified Financing ("Qualified Securities") at a conversion price per membership interest or share (as the case may be) equal to seventy percent (75%) of the per share or per membership interest price of the Qualified Securities issued in a Qualified Financing

All payments of interest and principal under the Notes shall be in lawful money of the United States of America. All payments hereunder shall be applied first to any unpaid accrued interest, second to payment of all, if any, other amounts except principal due under or in respect of this Note, and third to the repayment of the unpaid principal amount.

If a Liquidity Event occurs prior to (i) repayment of the remaining principal and interest of the Note or (ii) a Qualified Financing, the Holder will be entitled to receive payment in an amount equal to one-hundred percent (100%) of all outstanding principal and accrued interest payable within sixty (60) business days following the occurrence of the Liquidity Event. A "Liquidity Event" means (a) a sale by the Company of all or substantially all of its assets or (b) the closing of the Company's first firm commitment underwritten public offering of the Company's common stock registered under the Securities Act of 1933.If a Liquidity Event occurs prior to (i) repayment of the remaining principal and interest of the Note or (ii) a Qualified Financing, the Holder will be entitled to receive payment in an amount equal to one-hundred percent (100%) of all outstanding principal and accrued interest payable within sixty (60) business days following the occurrence of the Liquidity Event. A "Liquidity Event" means (a) a sale by the Company of all or substantially all of its assets or (b) the closing of the Company's first firm commitment underwritten public offering of the Company's common stock registered under the Securities Act of 1933.

Convertible Note 2 - Desmond Smith

The security will convert into Series b common and the terms of the Convertible Note 2 - Desmond Smith are outlined below:

Amount outstanding: $500,000.00
Maturity Date: March 21, 2022
Interest Rate: 5.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: Company raises an aggregate of at least two million dollars (excluding the issuance or conversion of the Notes).

Material Rights

If a Qualified Financing (defined below) occurs prior to the Maturity Date ("Automatic Conversion Date"), all principal of and accrued interest on the Notes shall automatically and mandatorily convert into the type of security issued in such Qualified Financing ("Qualified Securities") at a conversion price per membership interest or share (as the case may be) equal to seventy percent (75%) of the per share or per membership interest price of the Qualified Securities issued in a Qualified Financing

All payments of interest and principal under the Notes shall be in lawful money of the United States of America. All payments hereunder shall be applied first to any unpaid accrued interest, second to payment of all, if any, other amounts except principal due under or in respect of this Note, and third to the repayment of the unpaid principal amount.

If a Liquidity Event occurs prior to (i) repayment of the remaining principal and interest of the Note or (ii) a Qualified Financing, the Holder will be entitled to receive payment in an amount equal to one-hundred percent (100%) of all outstanding principal and accrued interest payable within sixty (60) business days following the occurrence of the Liquidity Event. A "Liquidity Event" means (a) a sale by the Company of all or substantially all of its assets or (b) the closing of the Company's first firm commitment underwritten public offering of the Company's common stock registered under the Securities Act of 1933.

SAFE

The security will convert into With financing event it will convert in preferred stock. if a liquidity event than the seciruty will convert into common b shares and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Financing Event or Liquidity Event

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into With financing event it will convert in preferred stock. if a liquidity event than the seciruty will convert into common b shares and the terms of the SAFE are outlined below:

Amount outstanding: $10,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Financing Event or Liquidity Event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Series B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance's of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $605,365.00
  Number of Securities Sold: 182,228
  Use of proceeds: Operations and development
  Date: October 22, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Operations and development
  Date: August 24, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $500,000.00
  Use of proceeds: Operations and Development
  Date: September 22, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $500,000.00
  Use of proceeds: Operations and Development
  Date: July 18, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $10,000.00
  Use of proceeds: development and operations

Date: September 16, 2020
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

2020 was a challenging year as a result of the COVID-19 pandemic that adversely impacted the markets served and the customers' ability to make purchases of the product and services offered by the Company. As such there was no sales or revenue as the company refocused its team and resources returning to research and development efforts that led to the creations of CBOT autonomous disinfecting robot. The Company believes that by expanding the product and services offering it allows the Company to offer the platform into more market and thus greater opportunity to realize revenue.

Cost of sales

Cost of sales in 2020 were approximately $53,176 in fiscal year 2020, up from $0.00 in 2019's as the company was still in startup mode.

Gross margins

No gross margins changes were realized in 2020 from 2019 as the Company was continuing to operate in Startup mode.

Expenses

The Company’s expenses in 2020 from 2019 were reduces significantly to streamline and sustain operations through the COVID-19 pandemic period. Expenses included research, development, prototyping, marketing, patents, salaries, and travel.

Historical results and cash flows:

CIRQ PLUS is currently in the pre-production phase and is pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company plans to stan sales of its automation and disinfecting robot platforms in 2022 based on the foundation of existing signed purchase and sales agreements.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

CIRQ+ has a revolving line of credit with ATOM that covers ongoing expenses supporting corporate goals and initiatives. Additionally, the company has set aside cash to fund additional paid marketing for the StartEngine CF campaign. The company intends to invest early releases of funds in more paid marketing and costs to finish development efforts for the products and platform. The company can either repay the funds with Zero interest over time or have the amount converted to Common B shares.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are essential to the operations of the company. We believe the funds from this campaign are essential to complete the development of the platform and expand the team while initiating marketing and advertising campaigns.

Of the total funds that our Company is projected to raise, 70% will be made up or funds raised from the crowdfundi ng campaign. We expect that sales and pre-orders will begin to provide additonal funds in the near future.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to allow the Company's to transition from research and development to sales expanding our brand and awareness in order to build up our customer base that will lead to future growth.

The Company operates on maintaining contacts with other sources of capital including partnerships, Joint Ventures, and Institutional Investor funding.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Analyzing this single source of funding, raising the minimum of $10,000 would only enable us to operate for 3 months. The Company believes it has a variety of funding and customer installation options that is expected to generate revenue to maintain operations.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum $1,069,991.55 and using that funding exclusively will allow us to operate for 12 months, but we believe we have financial resources and customer options to operate the company into the foreseeable future.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional fulure sources of capital including partnerships, Joint Ventures, and Institutional Investor funding. The Company expects to realize sales associated with the signed pruchase and sales agremements in place for both paltforms resulting in platform revenue and recurring monthly revenue for SaaS services that will generate revenue annually.

To address capital needs to supply procurement and production the Company has a relationship with the largest direct lender in the country that offers our end customers financing of the entire platform including montly SaaS fees thus reducing the needs for addiotnal external funding.

Indebtedness

- **Creditor:** Convertible Notes 1 - DATJN CIRQ (2 notes with same terms)
  Amount Owed: $500,000.00
  Interest Rate: 5.0%
  Maturity Date: March 21, 2022
  The conversion price per share is equal to seventy percent (75%) of the per-share interest price of the Qualified Securities issued in a Qualified Financing. Please see the Offering Memorandum for further details.

- **Creditor:** Convertible Note 2 - Desmond Smith

Amount Owed: $500,000.00
Interest Rate: 5.0%
Maturity Date: April 11, 2022
The conversion price per share is equal to seventy percent (75%) of the per-share interest price of the Qualified Securities issued in a Qualified Financing. Please see the Offering Memorandum for further details.

- **Creditor:** Mirsine Deros
  Amount Owed: $150,000.00
  Interest Rate: 5.0%
  Maturity Date: October 14, 2022

- **Creditor:** Willam Smallwood
  Amount Owed: $102,500.00
  Interest Rate: 5.0%
  Maturity Date: November 15, 2022

Related Party Transactions

Valuation

Pre-Money Valuation: $32,101,159.90

Valuation Details:

In formulating the company's pre-money valuation, we considered a number of factors that have driven the pre-money valuation for the company based on an analysis of several key business elements.

1) **Intellectual property:** The company has secured 6 major patents that are classified as very broad and encompassing related to automation; (i) Modular electronics with interchangeable components that future proof the platform (ii) business method patent for an IoT, free-standing energy management system automation including IoT controls, energy management (iii) Method patent for enhancing user experience in commercial livings spaces with a mesh networked in-room PaaS system of connected IoT devices (iv) Method for conserving energy and utilities with AI-connected mesh network of IoT devices that allows for remote room controls via indoor building geo-fencing for tracking of a user to given space, (v) Method for personifying voice assistance engagement through an interactive display, (vi) Method Voice Assistant Disabling / Data Capture. Numerous others are pending and in process.

In general, each of these issued patents forms the foundation of a well-protected portfolio of innovations that on individual merits have tremendous value to license or be acquired in the future. Each patent is being placed into action that will independently or combined become potential market-altering drivers for the business.

2) **Market Validation:** The company has significant market/customer traction with

two signed purchase and sales agreements valued at **$32.1 million** in estimated revenue. Forty percent of this is recurring revenue from our SaaS Cloud fees that have the potential to be *renewed in perpetuity.* These estimates are based on all orders completed and fully executed over the next 16 months.* Multiple other agreements are being finalized with future partners and large corporations.

3) Multiple Massive Markets: CIRQ+ benefits from having multiple massive addressable markets for the technology platform. (i) Commercial automation is valued at **$4.75 billion** where properties are turning to innovative solutions to help drive the rebound based on the accelerating adoption of new technologies like touchless controls, connected spaces, and enhanced guest experience. (ii) Janitorial service market is estimated to be valued at over **$320 billion** annually by 2027 [https://www.researchandmarkets.com/reports/5322540/global-janitorial-services-market-by-end-use] out of which the Global Cleaning Services market size is estimated to reach **$88 billion** by 2025 [https://www.beroeinc.com/press/global-cleaning-services-market-sixe-88-9-billion-2025-beroeinc/]. A subcategory that has materialized out of the necessity created by the COVID-19 pandemic is the robotic disinfection projected to reach **$3.3 billion** by 2026 [https://www.mordorintelligence.com/industry-reports/disinfectant-robot-market]. Within this report, their modeling is based on carts or robots, the majority not autonomous, and are very expensive with an estimated average cost of $50,000 to well over $150,000 each. Our CBOT system is offered at a fraction of these costs and is truly autonomous making it a formidable offering that has the potential to disrupt the entire market category.

4) Competitive Company Valuations: Our analysis took into account the comparable market value of companies engaged in a substantially similar business at similar stages for two segments of our technology platform.

First, through commercial automation: two comparable start-ups are *Empowered, which* raised $9 million (Seed) $29 - $41 million [https://app.dealroom.co/companies/enpowered] and *Innovative Energy Solutions,* which raised $7 million (Series A) funding. [https://www.crunchbase.com/organization/theup-co]. CIRQ+ smart room system comparatively features not only the AI and SaaS component but also the ability to bundle the entire IoT ecosystem of sensors and edge devices to deliver a complete turnkey energy management system.

The second benefit that our technology platform offers to investors is the compounding nature of expanding the valuation analysis to include the cleaning and robotic disinfecting market. We have the unique ability to apply multiple markets in order to factor in the valuation of our company. Based on the impact of COVID-19 on commercial properties the deal flow has been extraordinary where in the last 20 months approximately **$200 million** of investment has flowed in this nascent market. [https://www.bloomberg.com/news/articles/2021-09-23/softbank-invests-in-robotics-company-behind-nyc-covid-testing]

Highlighting two investments for UV startup companies that secured seed funding in the last 20 months; (i) *Cleanslate UV* raised **$7 million** (Seed Q2 2022 valuation between $28 and $42 million) [https://app.dealroom.co/companies/cleanslate_uv] for a stationary UV chamber for disinfecting electronic devices. (ii) *R-Zero System* raised a total of $65 million (Seed Q3 2020 – Q3 2022 valuation of $166 – 249 Million) [https://app.dealroom.co/companies/r_zero] for a line of non-robotic UV offerings to treat rooms and surfaces.

Both these companies utilize UV-C lighting disinfection as the base technology that is known to be harmful to human skin and eyes. The R-Zero UV Arc system is a costly analog "UV lamp on wheels with a timer" and not an autonomous robot. This unit requires people to move the unit into place manually and shift through space overtime to completely treat a room. The company reinforces the treatment of "unoccupied spaces" due to the fact that UV is harmful to humans when exposed and can cause eye damage. Lastly, the UV treatments cannot treat any surfaces or areas in shadow or not in a direct line of light.

5) BETA Installations: CIRQ+ is currently deploying both the Smart Room system and CBOT disinfecting robots into commercial properties across the nation. Each installation will take place within leading financial institutions, corporations, and facilities. Collectively these companies manage portfolios of 1,000's of buildings that with successful outcomes could lead to orders for multiple systems per each property.

Each deployment exponentially increases the conversion opportunity for revenue that would transition the company rapidly into the growth stage. Lastly, if one was to model this one factor, the valuation would only be weighted fractionally based on securing only 3% of the estimated potential revenue projection currently in hand with the purchase and sales agreements. To achieve a typical 10X multiple for a technology company CIRQ+ would only need to sell approximately 1,000 CBOT units.

6) Current State of Development: The company has developed an advanced AI Cloud platform that anchors two technology systems for properties, a commercial smart room system, and an autonomous disinfecting robot that are part of the plug and play technology offering. Both are in the pre-production stages with plans to introduce them into installations across the country.

7) Management team: Over the last 30 years the founders have been on the cutting edge of developing emerging technology and markets for startups to global corporations. During the last 18 years, they have been the nucleus of developing over **300+ product and technology solutions** that have resulted in billions of dollars of revenue for their customers. Additionally, the management team has extensive knowledge having operated at the highest level of their professions by managing P and L's for Fortune 500 companies and business units for global corporations.

8) Partners: To help fulfill the demand for the technology we have partnered with Arrow Electronics one of the largest electronics components suppliers in the world.

With the escalating market traction and commitments; significant forecast of revenues; the direct customer adoption with a short sales cycle; the value of the intellectual portfolio; and the current valuation of direct competitors, our team believes that these and other factors justify our current valuation figure of **$32.1 million**.

The company set its valuation internally without a formal independent third-party evaluation.

The total number of shares outstanding on a fully diluted basis is 3,361,378 comprising 2,000,000 Series A common shares and 1,361,378 Series B common shares and does not include restricted stock, convertible securities, or warrants.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,000,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.85 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Develop Marketing material, launch advertising / SEO campaign for focused market and industry sales

- *Research & Development*
  40.0%
  Ongoing Cloud, Software/Firmware,GUI/UX, hardware development, prototyping and certifications

- *Company Employment*
  14.5%
  Hiring staff and employees

- *Operations*
  10.0%
  General corporate operations, facility and business costs

- *Working Capital*
  10.0%
  Reserve working capital for ongoing day-to-day operations

- *Inventory*
  12.0%
  Purchase key components and parts for the both the hardware and production

If we raise the over allotment amount of $1,069,991.55, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  Advertising and marketing to targeted industries

- *Research & Development*
  30.0%
  Ongoing research and development: Cloud, AI, Software /Firmware, algorithms, backend dashboard, Hardware, testing / certification

- *Company Employment*
  21.5%
  Operations, Managers, Sales, Tech Support, Software Engineers,

- *Operations*
  10.0%
  Ongoing company expenses, facility and business fees

- *Working Capital*
  10.0%
  Daily operating capital

- *Inventory*
  10.0%
  Purchase of key components and elements for the manufacturing and production

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.cirqplus.com (www.cirqplus.com/aboutus).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cirq

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CIRQ PLUS, INC.

[See attached]

CIRQ+, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
CIRQ+, Inc.
Scottsdale, Arizona

We have reviewed the accompanying financial statements of CIRQ+, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020, and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 15, 2021
Los Angeles, California

CIRQ+, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	4,995	$	48,667
Accounts receivable—net		44,400		-
Amount due from a related party		9,000		9,000
Inventories		285,377		-
Total current assets		**343,772**		**57,667**
Property and equipment, net		1,130		954
Total assets	**$**	**344,902**	**$**	**58,621**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	364,019	$	803,565
Credit Card		843		-
Promissory Note		150,000		150,000
Other current liabilities		91,059		25,208
Total current liabilities		**605,920**		**978,773**
Convertible Note		1,000,000		1,000,000
Total liabilities		**1,605,920**		**1,978,773**
STOCKHOLDERS EQUITY				
Common Stock Class A		2,000		2,000
Common Stock Class B		970		824
Additional Paid In Capital		571,328		73,208
Retained earnings/(Accumulated Deficit)		(1,835,317)		(1,996,183)
Total stockholders' equity		**(1,261,019)**		**(1,920,152)**
Total liabilities and stockholders' equity	**$**	**344,902**	**$**	**58,621**

See accompanying notes to financial statements.

CIRQ+, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	430,081	1,075,969
Sales and marketing	53,176	-
Total operating expenses	483,257	1,075,969
Operating income/(loss)	(483,257)	(1,075,969)
Interest expense	-	-
Other Loss/(Income)	(644,123)	-
Income/(Loss) before provision for income taxes	160,866	(1,075,969)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ 160,866**	**$ (1,075,969)**

See accompanying notes to financial statements.

CIRQ+, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Class A Shares	Common Stock Class A Amount	Common Stock Class B Shares	Common Stock Class B Amount	Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	2,000,000	2,000	**670,632**	**$ 671**	**$ 708**	**$ (920,214)**	**$ (918,836)**
Issuance of Stocks			153,075	153	72,500		72,653
Net income/(loss)						(1,075,969)	(1,075,969)
Balance—December 31, 2019	2,000,000	2,000	823,707	824	73,208	$ (1,996,183)	**$ (1,922,152)**
Issuance of Stocks			134,215	134	498,120		498,254
Issuance of Restricted Stocks			12,000	12	1		13
Net income/(loss)						160,866	160,866
Balance—December 31, 2020	**$ 2,000,000**	**$ 2,000**	969,922	**$ 970**	**$ 571,328**	**$ (1,835,317)**	**$ (1,263,019)**

See accompanying notes to financial statements.

CIRQ+, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020	2019
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	160,866	$ (1,075,969)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of property		282	-
Shared-based compensation		13	-
Changes in operating assets and liabilities:			
Accounts receivable		(44,400)	36,462
Inventory		(285,377)	-
Accounts payable and accrued expenses		(439,546)	791,429
Credit Cards		843	-
Other current liabilities		65,851	25,208
Net cash provided/(used) by operating activities		**(541,468)**	**(222,870)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of property and equipment		(458)	(954)
Net cash provided/(used) in investing activities		**(458)**	**(954)**
CASH FLOW FROM FINANCING ACTIVITIES			
Borrowing on Promissory Note		-	150,000
Issuance of stocks		498,254	72,653
Net cash provided/(used) by financing activities		**498,254**	**222,653**
Change in cash		(43,671)	(1,171)
Cash—beginning of year		48,667	49,838
Cash—end of year	**$**	**4,995**	**$ 48,667**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	-	$ -
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

CIRQ+, Inc. was incorporated on December 2, 2016, in the state of Delaware. The financial statements of CIRQ+, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottsdale, Arizona.

CIRQ+ is a robotics platform that helps commercial properties leverage automation to protect people against pathogens and reduce costs with plug and play technology. Our retrofittable technology platform that combines AI, Cloud, SaaS, IoT, Big Data, and Autonomous Robots to bring commercial properties into the twenty first century with affordable automation solutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related various materials, various parts and finished goods which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Office equipment	5-7 years
FA Entertainment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level in which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

CIRQ+, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or control of the promised goods or services is transferred to customers.

The company will earn revenues from both hardware sales and recurring software + consumable subscriptions

Cost of sales

Costs of goods sold include the cost of equipment sold, cost of labor and contractors.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020, and December 31, 2019, amounted to $53,176 and $0, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of restricted stocks.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 15, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished goods	285,377	-
Total Inventories	**$ 285,377**	**$ -**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Payroll Liabilities	1,651	-
Customer Deposits	89,408	25,208
Total Other Current Liabilities	**91,059**	**25,208**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Office equipment	$ 454	$ -
FA Entertainment	958	954
Property and Equipment, at Cost	**1,412**	**954**
Accumulated depreciation	(282)	-
Property and Equipment, Net	**$ 1,130**	**$ 954**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $282 and $0 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of common shares class A and class B with par value of $0.001. As of December 31, 2020, and December 31, 2019, 2,000,000 shares of class A have been issued and are outstanding.

As of December 31, 2020, and December 31, 2019, 969,922 and 823,707 shares of Class B have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred shares with $0.01 par value. As of December 31, 2020, and December 31, 2019, no preferred shares have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,076,925 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Restricted Stock

The Company granted Restricted stocks. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for restricted stocks granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for restricted stock granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future restricted stocks grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.
Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2018	707,692	$ 0.00	-
Granted	-		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2019	707,692	$ 0.00	6.97
Granted	12,000	$ 0.00	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2020	719,692	$ 0.00	5.96

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of December 31, 2020, was approximately $0.53.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Mirsine Deros	$ 150,000	5.00%	10/15/2019	10/14/2021	7,500	7,500	150,000	$ -	150,000	7,500	7,500	150,000	$ -	150,000
Total					$ 7,500	$ 7,500	$ 150,000	$ -	$ 150,000	$ 7,500	$ 7,500	$ 150,000	$ -	$ 150,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 150,000
2022	-
2023	-
Thereafter	-
Total	**$ 150,000**

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
DAITN CIRQ	$ 150,000	5.00%	4/10/2018	3/21/2022	7,500	7,500	-	150,000	150,000	7,500	7,500	-	$ 150,000	150,000
DAITN CIRQ	$ 350,000	5.00%	9/22/2017	3/21/2022	17,500	17,500		350,000	350,000	17,500	17,500		$ 350,000	350,000
Desmond Smith	$ 500,000	5.00%	7/18/2018	4/11/2022	25,000	25,000		500,000	500,000	25,000	25,000		$ 500,000	500,000
Total					$ 50,000	$ 50,000	$ -	$ 1,000,000	$ 1,000,000	$ 50,000	$ 50,000	$ -	$ 1,000,000	$ 1,000,000

The convertible notes are convertible into membership units at a conversion price. The conversion price per membership interest or share (as the case may be) equal to seventy percent (75%) of the per share or per membership interest price of the Qualified Securities issued in a Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020, and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ 42,790	$ (286,208)
Valuation Allowance	(42,790)	286,208
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (488,194)	$ (530,985)
Valuation Allowance	488,194	530,985
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020, and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,835,317, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,835,317. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

As of December 31, 2020, and December 31, 2019, the company had a due from one of the shareholders in the amount of $9,000. No agreement was put in place.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020, through December 15, 2021, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $483,257, an operating cash flow loss of $541,468 and liquid assets in cash of $4,995, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

CIRQ+

Smart + Clean Automation


CIRQ+
SMART + CLEAN AUTOMATION

Website | Scottsdale, AZ | BUSINESS TO BUSINESS | HOSPITALITY

$0.00 raised

0 Investors	**$32.1M** Valuation
$9.55 Price per Share	**$382.00** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

A single event, COVID-19 has changed our world forever. Increasingly, companies realize that enhanced cleaning protocols are necessary not only today but into the future to protect people from the threat of infectious viruses and pathogens. CIRQ+, provides a Smart automation platform for commercial properties, has the solution! Meet CBOT, the world's first autonomous disinfection robot ready to protect offices, schools, senior living, healthcare and more. Already with several letters of intent worth over $41M in signed agreements and along with a partnership Arrow Electronics, one of the world's largest electronics component suppliers, CIRQ+ is primed to become a leader in delivering safer and healthier spaces for all.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Massive market: 97 billion sq. ft of commercial space, 4.6 billion sq. ft of healthcare space, an estimated 3.4 million classrooms all of which need healthy facilities to remain open.
- Timely Solution: Affordable technology solution addressing labor shortages while helping protect people and their jobs.
- Global Leaders: We are partnering with Arrow Electronics, one of the largest electronics suppliers, Arrow Electronics, to achieve production and fulfillment.

THE PROBLEM

Increased urgency of cleaning and sanitization to keep people safe

The COVID-19 crisis has compelled businesses and public buildings to address health concerns seriously in order to provide safe spaces to live and work.The crisis is further compounded by labor shortages, increased wages, ineffective manual cleaning practices, and risk mitigation, that have resulted in increased demand for contract cleaning services. Properties are accelerating the adoption of technology-driven systems that embrace enhanced protocols while streamlining operations for not only today but the future.



- Commercial productivity impacted as Small Business Revenues dropped 52% [source]
- 100 million direct tourism jobs are at risk, possibly reducing export revenue by $910 Billion. [source]
- Chronic absenteeism increased by 12% for 8th-12th graders, and k-12 students have fallen 5 months behind in mathematics [source]
- Nearly 25% of all healthcare workers exhibit signs of PTSD, impacted by the perceived lack of social support. [source]
- Many predict that COVID-19 will become an endemic [source]
- Experts anticipate COVID waves to continue for the next several years, or until 90% of the global population is immunized. [source]

THE SOLUTION

Creating clean and safe spaces

CBOT, one of the world's first IoT autonomous disinfection robot, is uniquely positioned to restore healthy and safe spaces for offices, schools, hospitality, healthcare and more. Unlike any other cleaning method, CBOT is the only known offering to combine advanced technologies (IoT, AI, robotics, Cloud) in a future-looking platform that will safely bring people back to work, school, travel, and leisure. Additional capabilities of the CBOT and CIRQ+ system offer real-time data verification and analytics to confirm treatments and ease the fears of managers, property owners, workers, and customers.


ROBOTICS
Ai
A.I.
CIRQ+
CLOUD
SaaS
SaaS
IOT
IoT
BIG DATA

Currently, Cirq+ offers two distinct technologies to commercial properties to modernize and streamline operations: The CIRQ+ Smart Room System with integrated Energy Management System (EMS) and CBOT, autonomous disinfecting robot.


1. SMART ROOM SYSTEM
A.I / CLOUD
2. ROBOTICS

By adding the CBOT autonomous disinfection robot to the Smart Room / Energy Management System and connected IoT controls of the CIRQ+ platform, we have developed a future-looking platform enabled by modularity and IoT controls. This allows the platform to evolve with property needs while accommodating the deep roadmap of new product innovations in our portfolio. Accordingly, the CIRQ+ smart hubs provide enormous sales expansion (upsell, cross-sell) for customers worldwide.

CBOT

CBOT: An autonomous disinfection robot navigates mapped paths within areas to electrostatically spray and treat spaces without manual labor, establishing new disinfecting standards and policies.



Using RPLIDAR and other advanced sensors CBOT moves through each space to complete its programmed spray paths with precision. These same sensors coupled with the AI provide active obstacle avoidance to ensure CBOT reroutes around these objects and fulfills its required tasks.



Additionally the Platform helps increase awareness through a backend dashboard and provides real-time tracking of scheduled disinfecting events to deliver documented Verification Notification that treatments were completed along with the ability to send alerts if issues were experienced.



*The above product image is a rendering of a currently available product.

CONTROL, MONITOR, TRACK, VERIFY, GET ALERTS



CBOT DELIVERS CONFIDENCE
Set a new standard for protection and safety protocols to re-enter healthier and safer spaces for all.
AUTONOMOUS DISINFECTION treats surfaces and spaces without manual labor
VERIFICATION + TRACKING data, reports, alerts + support
FAST + EFFICIENT COVERAGE via electrostatic spraying
UNIFORM + REPEATED TREATMENTS eliminate uncertainty
REDUCE EXPOSURE TO PATHOGENS with pre + post cleaning treatments
ALL-NATURAL DISINFECTANT SOLUTION safe for everyone

WORK SAFE. STAY SAFE. LIVE SAFE.

More about CIRQ+

Put money back in property owners' pockets in perpetuity.

With the average commercial building being 53 years old, CIRQ+, a smart automation leader, set out on a mission to modernize aging commercial properties and help reduce carbon emissions with a retrofittable technology platform.

As the pioneer behind CBOT, CIRQ+ originally created commercial automation platform that satisfies broader market needs by offering a unified smart room system with an integral energy management system and connected IoT controls.

The CIRQ+ platform is a future-looking solution enabled by modularity that evolves with property needs while accommodating a deep roadmap of new product innovations planned for our portfolio. Accordingly, the CIRQ+ smart hubs provide enormous sales expansion (upsell, cross-sell) for existing CBOT customers worldwide.



AI
CIRQ+ PLATFORM
ENERGY MANAGEMENT
AUTOMATED DISINFECTION
INNOVATION ROADMAP

CIRQ+ is a Cloud-Based system that can retrofit a plug-and-play automation platform into commercial spaces by creating an instant-on mesh network of IoT sensors and devices.

AI Smart Room / Energy Management System: A retrofittable, in-room hub controlled via AI Cloud algorithm to manage a mesh network of in-room smart bulbs, smart thermostats, smart switches, and a multitude of IoT sensors and devices to create an intelligent ecosystem.


25% - 40%
ENERGY SAVINGS

This enables an integrated, **free-standing** Energy Management System (EMS) w/ remote connectivity and touchless control of spaces that can help save **25-50% on energy costs** and reduce carbon emissions.


SMART ROOM
AI SYSTEM
Enable a connected space
with the CIRQ+ smart hub
& easy to install smart
bulbs, switches, sensors.


HVAC
Lights
Blinds
Music
TV
AUTOMATED ROLLBACK
With the use of advanced sensors and algorithms unique to the platform, CIRQ+ will power down and rollback HVAC in an unoccupied room, returning it to the original state upon return - greatly reducing energy consumption, without affecting user experience.
REMOTELY CONNECT & CONTROL...
Users are able to conveniently control a space, in-room devices, HVAC, lightings and streaming music + entertainment from their mobile devices or via a built-in voice

Users are able to conveniently control in-room devices, like HVAC, lighting, and other comfort controls, while streaming music + entertainment from their mobile devices or via the built-in voice assistant.





Temperature
Bedroom
TEMP SET TO
73°
Display Type
F°
C°
MODE
ECO
FAN
OK
VOL
CH
CONTROLS
CHANNELS
GUEST REQUEST
Grab My Bags
Wake Up Call
Valet
Turndown
Fix It

Mobile APP for iOS and Android

*The above product image is a rendering of a currently available product.

THE MARKET

An expansive, untapped market

As one of the first-to-market IoT, autonomous, disinfectant robot, CBOT is uniquely positioned to address the increasing needs of streamlining costs while delivering wellness and sustainability across all commercial markets. Commercial properties realize that there isn't one solution to mitigate all disinfecting challenges. With these driving factors, the CIRQ+ unified smart automation platform is ideally positioned to help property owners embrace a solution to deal with spiraling energy costs that are the second-highest expense for a property.

CBOT: ADDRESSABLE MARKET



CBOT MARKET POTENTIAL
GLOBAL JANITORIAL SERVICE MARKET (2027)
GLOBAL CLEANING SERVICE MARKET (2025)
GLOBAL DISINFECTING ROBOT MARKET (2026)
TAM
$320 BILLION
SAM
$88 BILLION
SOM
$3.3 BILLION
Sources: Research and Markets, Beroe, Modor

(source, source, source)

The CIRQ+ platform is a timely solution as our smart automation and robotics technology is needed across many marketplaces. With the COVID-19 crisis, commercial properties are turning to innovative solutions to help drive the rebound by **accelerating adoption of new automated technologies** like touchless controls, connected spaces, and disinfecting robots.

The unified AI Smart platform offers properties an affordable and effective technology solution developed to save money by streamlining operating costs and addressing the labor shortages being faced across the nation. CIRQ+ has the ability to be installed into almost every commercial market across the nation and around the world



ENERGY MANAGEMENT
IoT NEEDS
DISINFECTION
US MARKET SIZE
HOSPITALITY
5.4M ROOMS
50K HOTELS
MULTI-FAMILY / ASSISTED LIVING
43.5M APARTMENTS
5.7M CONDOS
OFFICES / WORKSPACES
92 B SQ/FT
5.7M OFFICES
EDUCATION
3.4M CLASSROOMS
131K PUBLIC SCHOOLS
HEALTHCARE
1M+ BEDS
6K HOSPITALS

(source, source, source, source, source)

OUR TRACTION

Invested interest from our core markets

We have secured multiple letters of intent for CBOT valued in excess of **$41m** of sales potential ***over the next 16 months*** from two national janitorial supply and service companies. There are **1000's** of other partners in this category that we can work with in the future.



$41M
LOI's

Value of Existing Letters of Intent

Working with our janitorial service partners, CIRQ+ will deploy CBOT solutions to help reduce operating costs, address labor shortages, and become part of a technology solution to create healthier and safer workspaces.

Additionally, we are in process of launching CBOT installations at **many facilities including financial centers, schools, and offices**, with a **roadmap to add an additional 1,500 properties** thereafter. From there we plan to strategically expand to verticals facing similar issues – such as commercial office spaces.



WORK
STAY
LIVE
SAFE

WHAT WE DO

CIRQ+ makes Smart Automation accessible for every commercial space.

We have created a freestanding and flexible platform based on extensive global research that allows commercial buildings to update rooms in **less than 60 minutes** with an integrated Energy Management System, smart connectivity, and CBOT – an autonomous disinfection robot. Many different property types will benefit from this scalable technology solution.

For example, the CIRQ+ system can retrofit into a typical hotel room in under 60 minutes with **no downtime and no hard-wiring** to create a state-of-the-art Smart Room that instantly modernizes the space.


SMART DOOR SENSOR
SMART THERMOSTAT
SMART LED BULB
SMART OCCUPANCY SENSORS
SMART SWITCH
CBOT
SMART CURTAINS
TV CONTROLS
SMART OUTLETS
Example: Hotel Guest Room

CIRQ+ BUSINESS MODEL

CIRQ+ is a PaaS [Platform as a Service]

CIRQ+ revenue includes Software-as-a-Service subscriptions + Hardware + Consumables.


SaaS BACKEND
[Monthly Subscription]
HARDWARE
HOCI DISINFECTANT
[Optional Consumable]
CIRQ+ REVENUE STREAMS

*The above product image is a rendering of a currently available product..

*This product is currently in development


CIRQ+ REVENUE FORECAST
41%
SaaS
52%
Hardware
8%
HOCI
ARR = SaaS + HOCI

*CIRQ+ is currently in a pre-revenue stage while it is developing its products to bring to market.

CIRQ+ is launching CBOT (automated disinfection) to address the immediate need for commercial properties to embrace technology driven solutions to streamline operational efficiencies and create healthier and safer environments for all.

Readily available market data and trends of increased cleaning costs, wages and labor shortages all are addressed with CBOT, which will treat spaces with no manual labor.


$
~50%
REDUCE COSTS
REDIRECT LABOR

By adopting automated disinfection with CBOT as part of an enhanced cleaning protocol, properties could reduce cleaning operations by **up to 50%** while redirecting labor to address other tasks based on calculations of our service partners.


300%
MARGINS
AI
SaaS + HARDWARE+ BACKEND

*The above product image is a rendering of a currently available product.

CIRQ+ is focusing on sales of autonomous disinfecting into commercial properties and is projecting a **300% margin over the life of each robot**.

CIRQ+ Energy Management installations have showcased Energy Savings between **25-40%** for hotels, with an **ROI of 18-24 months** to our customers for typical installations.

HOW WE ARE DIFFERENT

Innovation. Broad and Valuable IP.

CIRQ+ has secured an extensive and well protected Intellectual Property portfolio that consists of 6 US patents with others pending or in process. This includes broad method, utility, and method business patents. Expansive patents in later stages of the patent review are expected to be allowed/issued by 2022.



CBOT is one of the first fully autonomous robotic disinfection platform, delivering advanced technology to achieve uncommon levels of cost savings, and disinfectant effectiveness that will scale en masse based on our unique go-to-market strategy.

Experienced Team

CIRQ+ has successfully raised **$2.53 million in investment** to date and has a seasoned and experienced team of management, developers and advisors with **expertise in commercializing emerging technologies, IoT and AI / Cloud architecture**.

$2.53M

RAISED TO DATE

CIRQ+ was spun out of ATOM Innovation, a full-service research and development firm that has developed over 300+ product and technology solutions over 18+ years resulting in almost $3B in durable goods orders.

CIRQ+ founders along with the leadership team have more than 200+ years of experience delivering market leading innovations from Fortune 500 companies, across many industries, including technology, hospitality, consumer, and other markets.



YANI DEROS
CEO/Chairman
Co-Founder



JODI DEROS
Co-Founder
CMO



ANTON STEENMAN
Board/Strategy
Former VP Of Intel



NIPUN PATEL
Board Member



RICHARD WALSH
President
Former President Of Amedeus NA



BILL SMALLWOOD
Investor
Board Advisor



COREY LAMBRECHT
Board Advisor

A Partnership with ARROW


WHO IS REALLY IMPORTANT.


CIRQ+
CIRQ + CLEAN AUTOMATION
+
ARROW

To help fulfill the demand for our technology we have partnered with Arrow Electronics one of the largest electronics components suppliers in the world. [NYSE: ARW].

We have secured multiple letters of intent for CBOT valued in excess of $41m of sales potential from leading janitorial supply and service companies who are rapidly adopting autonomous robotics technology as a result of the COVID-19 crisis.

Value Added Partner

- Electronics Development Services
- Sourcing and Migration
- Manufacturing and Integration
- Fulfillment and Logistics
- Support Services
- Marketing and Promotion

Awards + In The Press

CIRQ+ has a number of accolades and has been recognized many times as an innovative and disruptive technology solution.

1. Arizona Commerces Authority: 2021 Virtual Accelerator
2. Nevada Hotel and Lodging Association: December 2021 Most Innovative Technology Company
3. Innofac Premier Exhibit for Facility Management: Truly Disruptive Award, July 2021
4. Departures: December 2020 Meet the Autonomous Robot Sanitizing Your Luxury Hotel Room
5. CBS5 / 3TV / AZ Family: Team invents robotic system they say kills coronavirus
6. Good Design Award 2020: November 2020 CIRQ+
7. Invest Southwest – Venture Madness – Winner Top Tech Company 2020
8. Expedia User Experience Lab: October 2019
9. Expedia Group Explore'19 International Conference: Featured technology platform, November 2019
10. The Hotel Experience: Best of Show Editor's Choice, November 2018
11. The Hotel Experience: Best New Hotel Product, November 2018

In The News

WHY INVEST

Early Market Entry

- CBOT is one of the world's first autonomous disinfection robot to restore healthy, safe spaces for offices, schools, hospitality, and healthcare.

Traction/Validation

- **$41M+** in LOI's from major Janitorial Service companies.

Market Timing

- COVID-19 has changed our world forever, necessitating immediate solutions that deliver healthier, safer spaces for all. CBOT is that solution.

Market Size

- With immediate disinfectant needs for commercial spaces, schools and healthcare; the US Commercial market exceeds $56 Billion.

Technology/Intellectual Property

- **Protected by 6 US patents, and numerous pending**, CBOT is among the only known platforms to fully leverage advanced technologies (Cloud, AI IoT, robotics, Cloud)

Experienced Leadership

- The founders and leadership team have more than 200+ years' experience delivering market leading innovations, across many industries, including technology, hospitality, consumer, and other markets.

In the Press

SHOW MORE

Meet Our Team





Yani Deros

CEO / Chairmen of the Board / Co-Founder

Yani is an accomplished innovator and visionary with over 30+ years of experience leading the development of over 300+ emerging products and technologies for start-ups to global corporations. He has founded multiple companies ranging from a hi-tech automation and robotics company CIRQ+, to internationally recognized research and development firm ATOM Innovation. His breakthrough and disruptive solutions across a range of industries have amassed billions in revenue collectively with market-altering results. He has been honored with many of the most prestigious international awards in addition to holding over 88+ U.S. and International patents to date.

Jodi Deros

CMO / Director/ Co-Founder

Jodi is a Brand expert and marketing creative with over 30 years leading campaigns for global companies. She brings extensive CPG and hospitality experience ranging mixed-use developments for Arnold Palmer designed golf courses to international destinations such as The Island of the Bahamas, the Metropolitan Detroit CVB,The Ritz-Carlton Hotels, Double Tree Boutique Hotels, and many other locations. Additional clients are national and global brands such as BMW, Sylvania, Rolls Royce, Colgate-Palmolive, Motorola, Veryfine Juices, and Reebok.



Richard Walsh

President

Richard is an accomplished executive with over 40+ years of travel industry management experience revolving around Internet and mobile marketing strategies breakthrough travel technology opportunities. He is a thought leader in travel providing in depth analysis for evaluating our global opportunities. Richard is the former President of AMADEUS North America.



Kirsten Rutherford

Director, User Experience + Design Research

Kirsten brings a diverse background of psychology, behavioral science and design to the team. She leads the design research efforts to inform product development, branding, and deliver meaningful user experiences. Kirsten's expertise lies in mixed methods research - utilizing both qualitative and quantitative methods when conducting generative and evaluative research. Her contributions help build a deep understanding of user needs, product usability, and defining compelling action items and innovation roadmaps supported by data.

Kirsten's primary work is with ATOM Innovations serving as Director, User Experience + Design Research and her work with Cirq+ is primarily part-time on an as-needed basis.



Doug Fiscella

Vice President Corporate Development

Doug has been an entrepreneur for more than 20 years, focusing on company operations and sales. He founded two businesses and developed processes and procedures to start and grow each one to profit and scale. Following the exit of his last company, Doug became a consultant helping entrepreneurs identify and improve their business processes and methods while establishing a dynamic company culture.



Robin Parmentier

Robotic Engineer

Robin brings product development and mechanical design experience as the lead roboticist driving programming, documentation, controls, navigation algorithms and pathing routines for the autonomous robotic platforms.



Vu Phan

Program Manager / Sourcing

Vu brings tremendous passion and energy to the team as lead of the Program Management for the company's product development, sourcing/logistics, and manufacturing efforts. His approaches to creative problem solving and operational efficiency stems from embracing a comprehensive designer's mindset combined with an engineer's logic.



Andrew Deros

Industrial Design / Mechanical Engineering

Andrew is a multi-disciplinary creative lead that brings both Industrial Design and mechanical engineering experience shaping the products and innovations. He has extensive 3D CAD skills working on miniature electro-mechanical assemblies to complex mechanisms and structures. He is a strong team lead always ready to skillfully deliver thoughtful innovations within project timelines while rallying the team!



Anton Steenman

Board of Directors

Anton spent 32 years at Intel providing strategic and operational leadership for seven divisions and business groups. He managed all P&L aspects of businesses ranging from $200 million to $2 billion in revenues including Intel's strategic architect of Intel's entry into the communications infrastructure, and the Internet of Things market. He has served as a Board Director from the inception of CIRQ+ providing corporate guidance and leadership for the company.



Nipun Patel

Board of Directors

Operational leadership related to strategic innovation for mid to large corporations with a focus on business and market expansion analysis. Additional experience specializing in manufacturing and scaled growth initiatives. Graduate of Boston University with a Bachelor of Science degree in Operations & Technology Management. Holds two masters degrees in Logistics (MIT) and Management Strategy (London School of Economics).



Bill Smallwood

Board Advisor

Bill's professional focus has always been to help ensure that technical innovations actually create productivity gains for business. For 35 years he's developed software products for the niche industries within energy and petroleum markets, back office accounting, web portals, tablet apps, and e-catalogs. A serial and active early-stage investor that focuses on business-to-business innovations that have established breakthrough technologies. He currently holds positions in over 35 American startups, 22 based in Arizona.



Corey Lambrecht

Board Advisor

Serial entrepreneur and investor with over 25 years of experience in public company executive roles specializing in strategic acquisitions, new business development, pioneering products, corporate licensing and interactive technology services. Motivated and passionate about early-stage companies.

Offering Summary

Company	CIRQ PLUS, INC.
Corporate Address	1475 N. Scottsdale Rd, Suite 100, Scottsdale, AZ 85257
Offering Minimum	$9,998.85
Offering Maximum	$1,069,991.55
Minimum Investment Amount (per investor)	$382.00

Terms

Offering Type	Equity
Security Name	Series B
Minimum Number of Shares Offered	1,047
Maximum Number of Shares Offered	112,041
Price per Share	$9.55
Pre-Money Valuation	$32,101,159.90

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Investment Incentives and Bonuses*

Time-Based:

24 Hrs Super Early Bonus (Limited Time)

Invest within the 24 hours and receive an additional 15% bonus shares

48 Hrs Super Early Bonus (Limited Time)

Invest within the next 48 hours and receive an additional 12% bonus shares

72 Hrs Limited Bonus

Invest within the first 72 hours and receive an additional 10% bonus shares

First Week Exclusive Bonus

Invest within the first week and receive an additional 8% bonus shares

2nd Week Exclusive Bonus

Invest within the first two weeks and receive a 6% bonus shares.

1st Month Exclusive Bonus

Invest within the first month (31 days) and receive a 4% bonus shares.

AMOUNT-BASED:

$2,500+

Protector Perk

Receive 3% bonus shares

$5,000+

Shield Perk

Receive 5% bonus shares

$10,000+

Guardian Perk

Meeting with Founders and Team + 7% bonus shares

$30,000+

***Champion Perk** + 10% bonus shares*

Donate a CBOT disinfecting robot to a commercial installation of your choice, such as a classroom, office, or senior living facility to provide frontline protection from pathogens. The CIRQ+ team will personally travel and install into the location and provide training. CBOT is named after you along with a dedication plaque engraved with your name at installation. Logistics to be determined. Disinfectant not included.

*****All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Cirq Plus, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Common Stock at $9.55 / share, you will receive 10 additional shares of Series B Common Stock, meaning you'll own 110 shares for $955. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow CIRQ+ to get notified of future updates!

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The average U.S. commercial building is about 53 years old. The vast majority of these buildings —from offices and hotels to schools and healthcare institutions—have not caught up to smart sustainable technology that customers demand. It's simply too expensive to close down and invest in construction to modernize spaces.

At least it was.

We're here to change that.

CIRQ+'s automation platform combines AI, Cloud, IoT, Big Data, and Autonomous Robots to transform these older commercial properties into the 21st century.

Our solution is an affordable and simple way to retrofit existing spaces with zero construction impact, allowing us to effortlessly modernize a typical room in under an hour.

Through our patented, wireless mesh network, we're able to automatically control a room in a way that provides state-of-the-art, energy management system while keeping rooms safe and clean.

This is all accomplished through our CIRQ+ unified technology platform, our Smart Room Hub and the CBOT, which is the first and only patented, modular system in the industry, that enables full IoT controls for touchless temperature, disinfection, lighting and amenities.

We streamline operating costs and enhance the user experience, creating an irresistible offer for our customers.

With embedded occupancy sensors, the CIRQ+ platform knows when a room is empty and can turn off the lights and rollback on air conditioning, saving our hotel customers between 20-50% on their energy costs, the second highest cost in their operation, and deliver positive ROI in just 1-2 years.

And as a user, you can travel anywhere that's CIRQ+ enabled, transfer your preferences via the CIRQ+ platform creating consistent and memorable experiences.

If that wasn't cool enough, in the wake of the COVID-19 pandemic, we leveraged the CIRQ+ platform to launch CBOT, the world's first autonomous, touchless disinfection system.

CBOT is a robotic electrostatic sprayer that autonomously navigates a room - treating spaces against COVID-19 and other pathogens.

Requiring no manual labor, CBOT reduces human error, protects our frontline workers, streamlines costs, and gives people confidence to renter spaces safely.

To bring our products to market, we've even partnered with Arrow Electronics, the largest electronics supplier in the world, who is launching an international campaign showcasing their support of CIRQ+ and CBOT.

To date, we've secured over $40M in partnership commitments.

With this new disinfection robot, we are rapidly expanding into other verticals in the commercial market, ranging from schools, offices healthcare facilities and more.

And with a robust roadmap of disruptive innovations planned for the future, we believe customers will be primed to adapt new technologies with ease, and convenience via a simple subscription model.

CIRQ+ is built by the team behind ATOM, product innovators and consultants who have created over 300 products and technology solutions, resulting in billions dollars of value for our clients. Every product we develop goes through our proprietary product development and innovation process to transform businesses globally.

The CIRQ+ platform is the first technology solution we've decided to bring to market ourselves, because after doing our homework, speaking to thousands of potential customers, we are confident we have de-risked this innovation, and are building a disruptive innovation for many markets that addresses huge pain points that needs an immediate solution.

With your investment, we can expand our patented technology across other markets and make CIRQ+ a global solution. Our vision for the future is a CIRQ enabled world where commercial properties can reduce their carbon emissions, cut exorbitant energy costs, while providing healthy, safe spaces for all.

Invest today and join us in building a CIRQ+ world.

Social Ads

The average U.S. commercial building is about 53 years old. Now is your chance to invest in the company bringing these properties into the future.

CIRQ+'s patented modular device platform modernizes any room with automatic temperature, lighting, cleaning and music sensors to bring your hotel room or office into the 21st century, without the need for expensive construction or downtime.

Click now to invest and join us in building a Cirq+ world.

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Hotel rooms are vacant 40-70% of the time, wasting huge amounts of energy and money

CIRQ+'s patented platform knows when a room is empty and automatically turns off any lights, rolls back AC, and manages other energy sucking devices to save hotels 20-50% on energy costs while cutting down on carbon emissions.

Become an investor in CIRQ+ today and help green America's hotels at startengine.com/cirq

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Invest in the world's first IoT, Autonomous, Touchless disinfection robot.

CIRQ+'s, CBOT uses a robotic sprayer to effectively treat rooms against COVID-19 and other pathogens. CBOT always on call, reduces human error and protects employees, guests, students teachers and frontline workers with no manual labor.

Invest now to help us create safer, smarter rooms at startengine.com/cirq

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "CIRQ+, INC.", FILED IN THIS OFFICE ON THE SECOND DAY OF DECEMBER, A.D. 2016, AT 12:59 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE 1793 1855

6236387 8100
SR# 20166882180

Authentication: 203443809
Date: 12-05-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:59 PM 12/02/2016
FILED 12:59 PM 12/02/2016
SR 20166882180 - File Number 6236387

CERTIFICATE OF INCORPORATION OF CIRQ+, INC.

The undersigned, a natural person ("**Incorporator**"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirement of the laws of the state of Delaware hereby certifies that:

ARTICLE ONE NAME

The name of this corporation is CIRQ+, Inc. (the "**Corporation**").

ARTICLE TWO REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE THREE PURPOSE

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("**DGCL**").

ARTICLE FOUR AUTHORIZED SHARES

A. The aggregate number of shares of all classes of stock that the Corporation shall have authority to issue is 20 million (20,000,000), consisting of 15 million (15,000,000) shares of Common Stock, par value $.001 per share, and 5 million (5,000,000) shares of Preferred Stock, par value $.001 per share. The Common Stock shall be divided into two separate series: 5 million shares (5,000,000) shall be designated as Series A Common, and 10 million (10,000,000) shares shall be designated as Series B Common.

B. Each holder of Common Stock of the Corporation shall be entitled to ten (10) votes for each share of Series A Common Stock, and one (1) vote for each share of Series B Common Stock held by such stockholder standing in such stockholder's name on the books of the Corporation.

C. The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designations and relative powers,

powers, preferences, and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof.

ARTICLE FIVE
INCORPORATOR

The name and address of the Incorporator are as follows:

Yani Deros
1475 N. Scottsdale Road
Suite 100
Scottsdale, AZ 85257

ARTICLE SIX
BOARD OF DIRECTORS

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B. In furtherance of, and not limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors is expressly empowered to adopt, amend, or repeal the Bylaws of the Corporation subject to the power of the stockholders of the corporation to adopt, alter or repeal any Bylaw of the Corporation, whether adopted by them or otherwise, to the extent required by the DGCL.

C. Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE SEVEN
LIMITATION OF LIABILITY; INDEMNIFICATION

A. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Seven to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

B. Any repeal or modification of the foregoing provisions of this Article Seven by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

C. To the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, the Corporation shall indemnify, advance expenses to, and hold harmless the directors and officers of the Corporation (and any other persons to which Delaware or other applicable state law permits the Corporation to provide indemnification) through provisions of the Bylaws of the Corporation, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL or other applicable state law subject only to limits created by applicable Delaware or other state law (statutory or non-statutory) with respect to actions for breach of duty to a corporation, its stockholders and others.

D. Any amendment, repeal or modification of this Article Seven shall not adversely affect any right or protection hereunder of any person with respect to any act or omission occurring prior to the time of such amendment, repeal or modification.

ARTICLE EIGHT
AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation or the Bylaws of the Corporation in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed this 1st day of December, 2016 by the undersigned, who affirms that the statements made herein are true and correct.

Yani Deros, Incorporator